Mail Stop 4561							December 1, 2008


Jonathan Chesky Malamud
President and Chief Executive Officer
Map Financial Group, Inc.
460 West 34th Street, 10th Floor
New York, New York 10001

      Re:	Map Financial Group, Inc.
      Registration Statement on Form S-1/A
      Filed November 20, 2008
		File No. 333-153726

Dear Mr. Malamud:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1
Management`s Discussion and Analysis, 32
1. We note you present pro forma financial information throughout this section. Please review our comments below and revise Management`s Discussion and Analysis to provide a discussion including financial information that correlates with the requested financial statements. Revise Summary Financial Data accordingly as well.

The Operating Subsidiaries, page 35
2. We note your subject heading of "The Operating Subsidiaries."
Please revise to provide subject headings that correlate to the financial statements. Please revise to change this heading to Financial Services, Inc. and Affiliates.




Accounts Receivable, page 36
3. You state that "[i]nterest due is calculated at inception and added to the loan amount together with the associated fees...."
In
the last paragraph of this section you state you calculate income from interest using the "interest method." Please reconcile these statements and revise the document as needed. Please explain if you are in fact including the entire balance of interest over the life of the loan to the accounts receivable balance at inception and if so, why this is appropriate and in accordance with generally accepted accounting principles.
4. We note your revision to our prior comment 17. Please continue to revise the document to provide a discussion on the loss histories of the accounts receivable.

Revolving Loan Promissory Notes, page 45
5. You state that November 12, 2008 was the effective date of our acquisition of FastCash International from Bayville Global, Ltd. However, the effective date of the share exchange agreement between
Map Financial Group, Inc. and FastCash International Limited is August 29, 2008. Please revise.
Recent Sales of Unregistered Securities, page 47
6. Please revise to provide your analysis of how the private placement is exempt from registration requirements by Section 4(2) of the Act considering 18 investors. Please also provide your analysis of how the private placement to the 18 investors is not integrated with this public offering.

Map Financial Group, Inc.
7. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of regulation S-X.

Note 7 - Subsequent Event - Acquisitions, page 8
8. On page 9 you state your acquisition of Fastcash International ("FCI") is accounted for as a purchase business combination. In our prior comment 35, we stated that we believed this acquisition should be treated as a recapitalization of Map Financial Group. If you do not believe this transaction should be accounted for as a recapitalization, provide us with your source in the accounting literature that supports your current presentation. Alternatively, please revise your footnotes to properly describe the accounting treatment for your acquisition of FCI.

Fast Cash International, Ltd.
Financial Statements, page 1
9. We note your revisions related to our prior comments 35, 36 and
37. While the revised financial statements provided for Map Financial Group appear appropriate, we do not understand why you have altered the financial statements of FCI. Since FCI acquired the subsidiaries on July 14, 2008 in an apparent recapitalization, the financial statements of FCI should include the historical financial information of Financial Services, Inc. and Affiliates as of an appropriate interim period, December 31, 2007 and 2006. Please see our prior comment 35 for an explanation of how the financial statements of a recapitalized company should appear. We will not object to the financial statements of FCI in the form in which they were presented in your Form S-1 filed on September 29, 2008.
10. As a related matter, please revise Note 8 to properly describe the transaction and the related accounting treatment.

Note 2 - Significant Accounting Policies, page 5
Write-Off Method Used to Record Bad Debts, page 8
11. We note your response and revisions in response to our prior comment 40. Please continue your revisions by amending your footnotes to include the analysis presented in your response letter, in accordance with our prior comment. Additionally, please explain how you compute the allowance as you have currently described it as
"based on an average percentage (0.57)%."
12. Furthermore, please revise your disclosure to state you wrote off bad debts totaling 0.34% and 0.80% of loans "issued" during 2007 and
2006, respectively.

Note 7 - Commitments and Contingencies, page 9
Agreements, page 10
13. We note your revisions on page 10 with respect to our prior comment 42. Please continue your revisions to state that the Chief
Operating Officer of the company controls NBL Technologies, in accordance with paragraph 2a of SFAS 57. Additionally, please disclose the actual dollar amount of fees paid to NBL Technologies, in accordance with paragraph 2c of SFAS 57. Please tell us how the
$22,088 paid to NBL Technologies reconciles to "2.15% of income generated for July 14 through July 31, 2008." Lastly, please revise to explain the relevance of citing the period from July 14 to July 31, 2008 as opposed to the seven months ending July 31, 2008.

14. As a related matter, we note that you have not revised the footnotes to the financial statements as of December 31, 2007 with respect to comment 42. Please revise accordingly or explain to us your reason for not including appropriate disclosure.

Exhibit 23
15. Provide a current consent of the independent accountant in any amendment.

*		*		*		*		*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper, Staff Accountant at
(202)551-
3396 or Amit Pande, Assistant Chief Accountant at (202)551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202)551-3434 with any other questions.

      					Sincerely,



      					Michael R. Clampitt
      Staff Attorney


cc:	By fax (516) 887-8250
	Michael Sufott
	David Lubin & Associates, PLLC